SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(b),
                    (c) and (d) and Amendments Thereto Filed
                             Pursuant to Rule 13d-2
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                  ReneSola Ltd
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G7500C 106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         2
--------------------------

--------------------------------------------------------------------------------
1            Name of Reporting Person

             I.R.S. Identification No. of Above Person (Entities Only)

             Yuncai Holdings Limited
--------------------------------------------------------------------------------
2            Check the Appropriate Box if A Member of A Group         (a) |_|

                                                                      (b) |_|
--------------------------------------------------------------------------------
3            SEC Use Only
--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             British Virgin Islands
--------------------------------------------------------------------------------
                          5        Sole Voting Power
 Number of
                                        19,294,970 ordinary shares
  Shares                  ------------------------------------------------------
                          6        Shared Voting Power
Beneficially
                                        0
 Owned by                 ------------------------------------------------------
                          7        Sole Dispositive Power
   Each
                                        19,294,970 ordinary shares
 Reporting                ------------------------------------------------------
                          8        Shared Dispositive Power
Person With
                                        0
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person

                      19,294,970 ordinary shares
--------------------------------------------------------------------------------
10           Check if the Aggregate Amount in Row (9) Excludes Certain
             Shares                                                        |_|
--------------------------------------------------------------------------------
11           Percent of Class Represented By Amount In Row 9

                      14.0%
--------------------------------------------------------------------------------
12           Type of Reporting Person

                      CO
--------------------------------------------------------------------------------

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         3
--------------------------

--------------------------------------------------------------------------------
1            Name of Reporting Person

             I.R.S. Identification No. of Above Person (Entities Only)

             Yuncai Wu
--------------------------------------------------------------------------------
2            Check the Appropriate Box if A Member of A Group         (a) |_|

                                                                      (b) |X|
--------------------------------------------------------------------------------
3            SEC Use Only
--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             People's Republic of China
--------------------------------------------------------------------------------
             5       Sole Voting Power
 Number of
                        10,214,195 ordinary shares
  Shares     -------------------------------------------------------------------
             6       Shared Voting Power
Beneficially
                        9,080,775 ordinary shares (consisting of 9,080,775
 Owned by ordinary shares beneficially owned by Mr.Xiangjun Dong which are expressly disclaimed by Mr. Yuncai Wu)
   Each

 Reporting   -------------------------------------------------------------------
             7       Sole Dispositive Power
Person With
                        10,214,195 ordinary shares
             -------------------------------------------------------------------
             8       Shared Dispositive Power

                        9,080,775 ordinary shares (consisting of 9,080,775 ordinary shares beneficially owned by Mr.Xiangjun Dong which are expressly disclaimed by Mr. Yuncai Wu)
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person

                      19,294,970 ordinary shares
--------------------------------------------------------------------------------
10           Check if the Aggregate Amount in Row (9) Excludes Certain
             Shares                                                        |_|
--------------------------------------------------------------------------------
11           Percent of Class Represented By Amount In Row 9

                      14.0%
--------------------------------------------------------------------------------

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         4
--------------------------

12           Type of Reporting Person

                      IN
--------------------------------------------------------------------------------

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         5
--------------------------

--------------------------------------------------------------------------------
1            Name of Reporting Person

             I.R.S. Identification No. of Above Person (Entities Only)

             Xiangjun Dong
--------------------------------------------------------------------------------
2            Check the Appropriate Box if A Member of A Group         (a) |_|

                                                                      (b) |X|
--------------------------------------------------------------------------------
3            SEC Use Only
--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             People's Republic of China
--------------------------------------------------------------------------------
                          5        Sole Voting Power
 Number of
                                        0
  Shares                  ------------------------------------------------------
                          6        Shared Voting Power
Beneficially
                                        10,215,871 ordinary shares
 Owned by                 ------------------------------------------------------
                          7        Sole Dispositive Power
   Each
                                        0
 Reporting                ------------------------------------------------------
                          8        Shared Dispositive Power
Person with
                                        10,215,871 ordinary shares
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person

                     10,215,871 ordinary shares
--------------------------------------------------------------------------------
10           Check if the Aggregate Amount in Row (9) Excludes Certain
             Shares                                                        |_|
--------------------------------------------------------------------------------
11           Percent of Class Represented By Amount In Row 9

                      7.4%
--------------------------------------------------------------------------------
12           Type of Reporting Person

                      IN
--------------------------------------------------------------------------------

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         6
--------------------------

ITEM 1(a).        NAME OF ISSUER:
                  ---------------

                  ReneSola Ltd

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  ------------------------------------------------

                  No. 8 Baoqun Road
                  Yaozhuang County, Jiashan Town
                  Zhejiang Province 314117
                  People's Republic of China

ITEM 2(a).        NAME OF PERSON FILING:
                  ----------------------

                  Yuncai Holdings Limited

                  Yuncai Wu

                  Xiangjun Dong

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
                  -------------------------------------------------------------

                  Yuncai Holdings Limited
                  Craigmuir Chambers, Road Town, Tortola, British Virgin Islands

                  Yuncai Wu
                  No. 8 Baoqun Road
                  Yaozhuang County, Jiashan Town
                  Zhejiang Province 314117
                  People's Republic of China

                  Xiangjun Dong
                  No. 8 Baoqun Road
                  Yaozhuang Industrial Park, Jiashan County
                  Zhejiang Province 314117
                  People's Republic of China

ITEM 2(c)         CITIZENSHIP:
                  ------------

                  The place of organization of Yuncai Holdings Limited is the British Virgin Islands.

                  Yuncai Wu is a citizen of the People's Republic of China.

                  Xiangjun Dong is a citizen of the People's Republic of China.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
                  -----------------------------

                  Ordinary Share of no par value

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         7
--------------------------

ITEM 2(e).        CUSIP NUMBER:
                  -------------

                  G7500C 106

ITEM 3.           Not Applicable
                  --------------

ITEM 4.           OWNERSHIP:
                  ----------

                  The following information with respect to the ownership of the ordinary shares of the issuer by the reporting person is provided as of December 31, 2008:

                                                                                                          Shared power
                                                                            Shared                         to dispose
                                                                           power to     Sole power to     or to direct
                              Amount        Percent    Sole power to      vote or to    dispose or to          the
                           beneficially       of      vote or direct      direct the     direct the        disposition
   Reporting Person           owned:         class:      the vote:           vote:      disposition of:        of:
   ----------------           ------         ------      ---------           -----      ---------------        ---
                            19,294,970                   19,294,970                       19,294,970
Yuncai Holdings Limited   ordinary shares    14.0%     ordinary shares        0         ordinary shares         0

                                                                           9,080,775                        9,080,775
                            19,294,970                   10,214,195        ordinary       10,214,195        ordinary
Yuncai Wu                ordinary shares*    14.0%     ordinary shares     shares*      ordinary shares      shares*

                                                                          10,215,871                       10,215,871
                            10,215,871                                     ordinary                         ordinary
Xiangjun Dong            ordinary shares**    7.4%            0            shares**            0            shares**

-------------------

* Includes 9,080,775 ordinary shares beneficially owned by Mr. Xiangjun Dong, while the legal ownership and voting rights to those shares are held by Yuncai Holdings Limited under a trust agreement entered into among Mr. Xianshou Li, Mr. Zhengmin Lian, Mr. Xiangjun Dong and Mr. Yuncai Wu on May 2, 2006.

** Consists of 1,135,096 and 9,080,775 ordinary shares which legal ownership and voting rights are held by Ruixin Holdings Limited and Yuncai Holdings Limited, respectively, under a trust agreement entered into among Mr. Xianshou Li, Mr. Zhengmin Lian, Mr. Xiangjun Dong and Mr. Yuncai Wu on May 2, 2006.

                  Yuncai Holdings Limited, a British Virgin Islands company, is the record owner of 19,294,970 ordinary shares of ReneSola Ltd. Mr. Yuncai Wu is the sole shareholder of Yuncai Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Yuncai Wu may be deemed to beneficially own all of the shares of ReneSola Ltd held by Yuncai Holdings Limited. Mr. Yuncai Wu disclaims the 9,080,775 ordinary shares beneficially owned by Mr. Xianjun Dong.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                  ---------------------------------------------

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:
                  --------------------------------------------------------

                  Not applicable

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                        8
--------------------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:
                  -------------------------------------------------------------

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                  ---------------------------------------------------------

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:
                  ------------------------------

                  Not applicable

ITEM 10.          CERTIFICATION:
                  -------------

                  Not applicable

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         9
--------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2009

Yuncai Holdings Limited    By:     /s/ Yuncai Wu
                                   ------------------------------------------
                           Name:   Yuncai Wu
                           Title:  Director

Yuncai Wu                  By:     /s/ Yuncai Wu
                                   ------------------------------------------

Xiangjun Dong              By:     /s/ Xiangjun Dong
                                   ------------------------------------------

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         10
--------------------------

                             Joint Filing Agreement
                             ----------------------

      In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares of no par value, of ReneSola, a British Virgin Islands company, and that this Agreement may be included as an Exhibit to such joint filing.

      This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

           [Remainder of this page has been left intentionally blank.]

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         11
--------------------------

                    Signature Page to Joint Filing Agreement

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 10, 2009.

Yuncai Holdings Limited    By:     /s/ Yuncai Wu
                                   ------------------------------------------
                           Name:   Yuncai Wu
                           Title:  Director

Yuncai Wu                  By:     /s/ Yuncai Wu
                                   ------------------------------------------

Xiangjun Dong              By:     /s/ Xiangjun Dong
                                   ------------------------------------------